EXHIBIT 99.1

SEABRIDGE GOLD INC.

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2018

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)

	Note	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	4	5,963	4,049
Short-term deposits	4	22,202	12,056
Amounts receivable and prepaid expenses	5	2,555	622
Investments	6	6,307	6,861
		37,027	23,588
Non-current assets
Mineral interests	7, 8	370,087	358,135
Reclamation deposits	9	1,205	1,185
Total non-current assets		371,292	359,320
Total assets		408,319	382,908

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	7,455	3,961
Flow-through share premium	10	3,901	2,230
Provision for reclamation liabilities	9	1,855	-
		13,211	6,191
Non-current liabilities
Deferred income tax liabilities	14	20,005	18,598
Provision for reclamation liabilities	9	7,641	2,481
Total non-current liabilities		27,646	21,079
Total liabilities		40,857	27,270

Shareholders’ equity	10	367,462	355,638
Total liabilities and shareholders’ equity		408,319	382,908

Subsequent events (Note 6)

The accompanying notes form an integral part of these interim condesed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of Canadian dollars except common share and per common share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2018	2017	2018	2017
Corporate and administrative expenses	12	(2,851)	(2,865)	(6,527)	(6,611)
Environmental rehabilitation expense	9	-	(408)	(7,445)	(408)
Other income - flow-through shares	10	1,636	1,178	2,411	1,178
Gain on disposition of mineral interests	7	-	788	-	2,183
Gain on investments	6	-	-	-	726
Equity loss of associate	6	(51)	(14)	(91)	(45)
Interest income		60	34	89	49
Finance expense and other income		4	(33)	(19)	(49)
Loss before income taxes		(1,202)	(1,320)	(11,582)	(2,977)
Income tax expense	14	(1,201)	(395)	(1,497)	(569)
Loss for the period		(2,403)	(1,715)	(13,079)	(3,546)

Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net income or loss:
Reclassification of previously deferred gains on equity investments	6	-	-	-	(331)
Unrealized gain on equity investments	6	-	(379)	-	(217)
		-	(379)	-	(548)
Items that will not be reclassified subsequently to net income or loss:
Loss on equity investments	6	(90)	-	(463)	-
Total other comprehensive loss		(90)	(379)	(463)	(548)
Comprehensive loss for the period		(2,493)	(2,094)	(13,542)	(4,094)

Basic and diluted net loss per common share		(0.04)	(0.03)	(0.22)	(0.06)
Basic and diluted weighted average number of common shares outstanding		58,992,648	56,391,919	58,447,950	55,375,222

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars except number of shares)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (loss)	Total Equity
As at December 31, 2017	57,677,118	405,930	3,275	16,549	36,040	(106,651)	495	355,638
Adjustment on initial application of IFRS 9 - as restated (Note 3)	-	-	-	-	-	2,268	(2,268)	-
Share issuance	1,150,000	15,652	-	-	-	-	-	15,652
Share issuance costs	-	(337)	-	-	-	-	-	(337)
Deferred tax on share issuance costs	-	90	-	-	-	-	-	90
Stock-based compensation	-	-	-	3,279	-	-	-	3,279
Exercise of options	530,200	8,518	-	(1,836)	-	-	-	6,682
Shares - Restricted Share Units	65,000	854	-	(854)	-	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(463)	(463)
Net loss for the period	-	-	-	-	-	(13,079)	-	(13,079)
As at June 30, 2018	59,422,318	430,707	3,275	17,138	36,040	(117,462)	(2,236)	367,462

As at January 1, 2017	54,321,797	360,650	-	14,751	31,728	(96,364)	593	311,358
Share issuance	2,200,000	30,712	-	-	-	-	-	30,712
Share issuance costs	-	(2,597)	-	-	-	-	-	(2,597)
Deferred tax on share issuance costs	-	682	-	-	-	-		682
Stock-based compensation	-	-	-	3,567	-	-	-	3,567
Share issuance - acquisition of Snowstorm	700,000	10,073	-	-	-	-	-	10,073
Warrant issuance - acquisition of Snowstorm	-	-	3,275	-	-	-	-	3,275
Exercise of options	130,984	2,035	-	(510)	-	-	-	1,525
Exercise of warrants	1,587	30	-	(15)	-	-	-	15
Expired options	-	-	-	(1,077)	1,077	-	-	-
Shares - RSUs	62,750	656	-	(656)	-	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(548)	(548)
Net loss for the period	-	-	-	-	-	(3,546)	-	(3,546)
As at June 30, 2017	57,417,118	402,241	3,275	16,060	32,805	(99,910)	45	354,516

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Operating Activities
Net loss	(2,403)	(1,715)	(13,079)	(3,546)
Items not affecting cash:
Stock-based compensation	1,274	1,486	3,279	3,567
Environmental rehabilitation expense	-	-	7,348	-
Gain on disposition of mineral interests	-	(788)	-	(1,833)
Other income - flow-though shares	(1,636)	(1,178)	(2,411)	(1,178)
Income tax expense	1,201	395	1,497	569
Equity loss of associate	51	14	91	(1,031)
Finance expense and other income	(4)	33	19	49
Changes in working capital items:
Amounts receivable and prepaid expenses	(1,552)	(867)	(1,933)	(696)
Accounts payable, accrued liabilities and reclamation provision	2,393	1,959	2,662	(32)
Net cash used in operating activities	(676)	(661)	(2,527)	(4,131)
Investing Activities
Mineral interests	(7,430)	(5,797)	(11,476)	(8,192)
Acquisition of Snowstorm Exploration LLC	-	(979)	-	(979)
Investment of short-term deposits	(12,147)	(28,000)	(12,147)	(28,000)
Investment in associate	-	(171)	-	(409)
Redemption (investment) of reclamation deposits	-	750	(15)	897
Redemption of short-term deposits	2,000	2,166	2,000	6,691
Cash proceeds from sale of investments	-	-	-	859
Net cash used in investing activities	(17,577)	(32,031)	(21,638)	(29,133)
Financing Activities
Share issuance	19,397	35,133	19,397	35,133
Exercise of options	-	70	6,682	1,022
Net cash from financing activities	19,397	35,203	26,079	36,155
Net increase in cash and cash equivalents during the period	1,144	2,511	1,914	2,891

Cash and cash equivalents, beginning of the period	4,819	2,026	4,049	1,646
Cash and cash equivalents, end of the period	5,963	4,537	5,963	4,537

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

SEABRIDGE GOLD INC.

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2018 and 2017

(in Canadian dollars)

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries (Seabridge Gold (NWT) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration LLC) are engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in the consolidated financial statements for the year ended December 31, 2017 except for the adoption of IFRS 9 Financial Instruments (IFRS 9), IFRS 15 Revenue from Contracts with Customers (IFRS 15) and amendments to IFRS 2 Share-based payments (IFRS 2) which were adopted on January 1, 2018. The change in accounting policies are also expected to be reflected in the Company’s consolidated financial statements as at and for the year ending December 31, 2018.

These interim condensed financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2017.

3.	New accounting standards

a)	Accounting standards recently adopted

New standards and amendments to standards that have been adopted in preparing these interim condensed consolidated financial statements are:

IFRS 9, Financial instruments, introduced new requirements for the classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018 and the Company applied IFRS 9 on the effective date. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities except for investments in equity securities as described below.

The Company designated its investment in equity securities as financial assets at fair value through other comprehensive income ("FVTOCI"), and are recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income (loss) only and will not be transferred into income (loss) upon disposition. As a result of this change, the Company reclassified $2.3 million of impairment losses recognized in prior years on certain equity securities which continue to be owned by the Company as at January 1, 2018 from opening deficit to accumulated other comprehensive income (loss) on January 1, 2018. As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net earnings in the consolidated statements of comprehensive income (loss). Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in comparative periods. As the Company does not have any hedges, the revised approach to hedge accounting had no effect on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) replaced IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard was applied on January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The application of the new standard had no impact on the interim condensed consolidated financial statements as at June 30, 2018.

IFRS 2, Share-based payments amendments (“Amendments to IFRS 2”). The Amendments to IFRS 2 clarify the classification and measurement of share-based payments for cash-settled share-based payment transactions and or for share-based payment transactions with net settlement features for withholding tax obligations and or for any modifications to the terms and conditions of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The Company adopted the amendments on January 1, 2018 and had no impact on the interim condensed consolidated financial statements as at June 30, 2018.

b)	New accounting standards not yet adopted

IFRS 16, Leases (“IFRS 16”) will replace IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company plans to apply IFRS 16 on the effective date. The Company is evaluating the impact of the changes to its financial statements based on the characteristics of any contracts in place before the effective date and expects to report additional details on the anticipated impact, if any, in subsequent periods.

4.	Cash and cash equivalents and short-term deposits

($000s)	June 30, 2018	December 31, 2017
Cash and cash equivalents	5,963	4,049
Short-term deposits	22,202	12,056
	28,165	16,105

All of the cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000s)	June 30, 2018	December 31, 2017
HST	488	265
Prepaid expenses and other receivables	2,067	357
	2,555	622

6.	Investments

($000s)	January 1, 2018	Dispositions	Fair value through other comprehensive loss	Loss of associates	Additions	June 30, 2018
Equity investments	3,433	-	(463)	-	-	2,970
Investment in associate	3,428	.	-	(91)	-	3,337
	6,861	-	(463)	(91)	-	6,307

($000s)	January 1, 2017	Dispositions	Gain on disposition	Loss of associates	Impairment	Additions	Other comprehensive loss	December 31, 2017
Available-for-sale investments	2,765	(1,426)	718	-	(680)	2,154	(98)	3,433
Investment in associate	1,896	-	-	(106)	-	1,638	-	3,428
	4,661	(1,426)	718	(106)	(680)	3,792	(98)	6,861

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These financial assets are recorded at fair value of $3.0 million (December 31, 2017 - $3.4 million) on the interim condensed consolidated statement of financial position. During 2017 the Company received common shares of two mining companies in return for the disposition of mineral properties. These common shares had a fair value of $2.2 million at the time of receipt. In 2017 a $0.7 million expense was recorded on the consolidated statement of operations and comprehensive loss to reflect an impairment to those investments. At June 30, 2018 the Company revalued its holdings in its investments and recorded a fair value reduction of $0.5 million on the statement of comprehensive loss.

During the six months ended June 30, 2018, the Company recorded its proportionate share of the net loss of an investment in an associate accounted for on the equity basis of $0.09 million (June 30, 2017 – $0.05 million) within equity loss of associate on the interim condensed consolidated statement of operations and comprehensive loss. During 2017, the Company purchased 883,200 common shares and 51,600 warrants of the associate for $1.6 million. Each warrant allowed the Company to purchase one common share of the associate for US$2.00 per share until February 14, 2018 and allows for the same purchase at US$2.25 within the period February 15, 2018 to February 13, 2019, when they expire. In the first quarter of 2018, the option to purchase the common shares at US$2.00 lapsed and the Company did not purchase additional shares. At June 30, 2018 the carrying value of the Company’s investment in the associate was $3.3 million (December 31, 2017 - $3.4 million) on the statement of financial position.

Subsequent to the quarter end, the Company purchased 320,000 units of the associate for US$1.25 per unit. Each unit consists of one share of common share and one warrant to purchase one-half of a common share of the associate. Each warrant has a two-year term and is exercisable at US$1.30 in the first twelve months and US$1.50 in the following twelve months.

7.	Mineral Interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000s)	Balance,	Expenditures / Acquisitions	Recoveries	Balance,
	January 1, 2018	2018	2018	June 30, 2018
KSM	248,561	8,108	-	256,669
Courageous Lake	69,587	2,777	-	72,364
Iskut	25,221	734	-	25,955
Snowstorm	13,995	333	-	14,328
Grassy Mountain	771	-	-	771
	358,135	11,952	-	370,087

($000s)	Balance,	Expenditures / Acquisitions	Recoveries	Balance,
	January 1, 2017	2017	2017	December 31, 2017
KSM	233,662	14,899	-	248,561
Courageous Lake	68,702	885	-	69,587
Iskut	19,795	7,311	(1,885)	25,221
Snowstorm	-	13,995	-	13,995
Grassy Mountain	771	-	-	771
	322,930	37,090	(1,885)	358,135

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)        KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use. The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement. The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty on these adjacent claims. In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

b)        Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area. Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year up to a total of $1.3 million. The Company has made the full option payment and owns the additional property.

c)         Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. (“SnipGold”) which owns the Iskut Project, located in northwestern British Columbia.

In 2017, the Company entered into an agreement with Colorado Resources Ltd. (“Colorado”) whereby Colorado agreed to purchase SnipGold’s 49% interest in the KSP Project (“KSP”) which adjoins the Iskut Project. The transaction resulted in Colorado owning a 100% interest in the KSP Project upon the payment to the Company of $1.0 million in cash, 2,000,000 Colorado common shares, with a fair value of $0.8 million, and a 2% net smelter return (“NSR”) on the property. Half of the NSR can be repurchased at any time for $2.0 million. The disposition was recorded as a derecognition of the carrying value of KSP in 2017.

d)            Snowstorm

On June 7, 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC (“Snowstorm”) which owns the Snowstorm Project, located in northern Nevada. On the acquisition date, the Company issued 700,000 common shares, with a fair value of $14.39 per share and 500,000 common share purchase warrants with a fair value of $6.55 per common share purchase warrant for a combined fair value of $13.3 million. The common share purchase warrants are exercisable for four years from the date of acquisition, at $15.65 per share. In addition the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources. The Company incurred $1.0 million of acquisition costs. Based on the relative fair values of the net assets acquired, $14 million was added to mineral interests on the statement of financial position. A description of the allocation of purchase price of Snowstorm is contained in note 10(b).

e)	Other Nevada Projects

In the first quarter of 2017, the Company disposed of its leasehold interest in the Castle Black Rock Project and received 1,500,000 common shares of Columbus Gold Corp., with a fair value of $1.4 million. All historical costs related to the Castle Black Rock Project had been recovered or impaired in years prior to 2017 and there was no carrying value recorded for the project at the time of receipt of the payment. As such, the fair value of the common shares received was recorded as a gain on the disposition of mineral interests on the consolidated statement of operations and comprehensive loss in 2017.

f)          Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain Project to Calico Resources Corp. (“Calico”) which was subsequently amended in 2013. In the original agreement, in order to exercise the option, Calico was to issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project received the principal mining and environmental permits necessary for the construction and operation of a mine. The Company received the first two million common shares of Calico in 2011 and a value of $740,000 was recorded as a reduction to the carrying value of the mineral properties. In February 2013, the agreement was amended to allow for an accelerated exercise of the option and Calico issued 6,433,000 common shares and 4,567,000 special warrants to acquire a 100% interest in the Grassy Mountain Project. Each special warrant was exercisable to acquire one common share of Calico for no additional consideration. The fair value of the shares and special warrants reduced the carrying value of the mineral properties at the time of receipt of the securities. During 2013 and 2014, the Company elected to convert all of the special warrants into common shares. Following the de-recognition of the Grassy Mountain net assets, in 2013, a residual net book value of $771,000 has been retained within mineral properties.

In July 2016 Calico was acquired by Paramount Gold Nevada Corp. (“Paramount”) through a plan of arrangement. In addition to the shares and special warrants received as consideration for the Grassy Mountain Project, after the delivery of a National Instrument 43-101 compliant feasibility study on the project, Paramount must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company.

8.	Accounts payable and accrued liabilities

($000s)	June 30, 2018	December 31, 2017
Trade payables	4,820	1,773
Trade and other payables due to related parties	70	74
Non-trade payables and accrued expenses	2,565	2,114
	7,455	3,961

In 2014 and 2015, the Company received $8.5 million related to the application for refund under the British Columbia Mineral Exploration Tax Credit program, for spending in 2010 and 2011. During 2016, upon the completion of an audit of the application by tax authorities, the Company was assessed $3.6 million, including accrued interest, for expenditures related to the application that the tax authority has categorized as not applicable to the recovery program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statement of financial position as at December 31, 2016, with a corresponding increase to mineral interests. In 2017 the Company filed an objection to the reassessment and paid one-half of the accrued balance while the objection is reviewed.

9.	Provision for reclamation liabilities

($000s)	June 30, 2018	December 31, 2017
Beginning of the period	2,481	3,510
Revised Johnny Mountain Mine closure	7,348	-
Derecognition of Red Mountain	-	(1,039)
Expenditures incurred	(367)	-
Accretion	34	10
End of the period	9,496	2,481

Provision for reclamation liabilities - current	1,855	-
Provision for reclamation liabilities - long-term	7,641	2,481
	9,496	2,481

The Company estimates reclamation liabilities based on independent studies or agreements with goverment bodies for each project, using current restoration standards and techniques. The ultimate cost to be incurred, however, is uncertain. The June 30, 2018 estimate of future rehabilitation costs expected to be incurred between 2018 and 2027 has been discounted at 2% (December 31, 2017 – 1.6%). The Company has placed a total of $1.2 million (December 31, 2017 - $1.2 million) on deposit with financial institutions that are pledged as security against the reclamation liability.

At the end of March 2018, the Company filed an updated reclamation and closure plan for the Johnny Mountain mine site, contained within the Iskut Project and charged $7.3 million of rehabilitation expenditures to the interim condensed consolidated statement of operations and comprehensive loss. Expenditures are expected to be incurred over the next five years and include the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs. Current quarter expenditures amounted to $0.4 million. Undiscounted future cash outflows are estimated at $10.2 million over the five years.

10.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at June 30, 2018 or December 31, 2017.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three months ended June 30, 2018. The Company considers its capital to be share capital, stock based compensation, contributed surplus and deficit.

a)	Equity financings

In April 2017, the Company completed two equity financings. For the first financing, the Company issued 1,100,000 common shares at a price of C$14.30 per common share for aggregate gross proceeds of $15.7 million. For the second financing, the Company issued 1,100,000 flow-through common shares at a price of $20.00 per flow-through share for aggregate gross proceeds of $22 million. Share issuance costs of $2.7 million were incurred in relation to the two offerings and have been included in equity. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2017. At the time of issuance of the flow-through shares, a $7 million premium was recognized as a liability on the statement of financial position with the balance recorded as share capital. At each reporting period, as qualifying expenditures are incurred, the liability is being reduced on a proportionate basis and income is being recognized on the statement of operations and comprehensive loss. Since the closing of the financing and to June 30, 2018, based on qualifying expenditures incurred, the full $7 million premium was recognized through other income on the consolidated statement of operations and comprehensive loss.

In December 2017, the Company issued 200,000 flow-through common shares at a price of $16.72 per flow-through share for aggregate gross proceeds of $3.3 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2017. At the time of issuance of the flow-through shares, a $0.6 million premium was recognized as a liability on the statement of financial position with the balance recorded as share capital. Since the closing of the financing and to June 30, 2018, based on qualifying expenditures incurred, $0.5 million was recognized through other income on the consolidated statement of operations and comprehensive loss. As at June 30, 2018, the Company has a remaining commitment of $0.8 million related to this financing.

In May 2018, the Company closed a flow-through financing and issued 1,150,000 at $17.16 per common share for gross proceeds of $19.7 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement will be December 31, 2018. Since the closing of the financing and to June 30, 2018, based on qualifying expenditures incurred, $0.3 million was recognized through other income on the consolidated statement of operations and comprehensive loss. As at June 30, 2018, the Company has a remaining commitment of $18.2 million related to this financing.

b)	Acquistions – shares, warrants and options issuances

In June 2017, the Company acquired all of the issued and outstanding shares of Snowstorm Exploration LLC. in exchange for the issuance of 700,000 common shares and 500,000 common share purchase warrants exercisable for four years at $15.65 per share. In addition, Seabridge has agreed to pay the vendor (i) a conditional cash payment of US$2.5 million if exploration activities at Snowstorm result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101; and (ii) a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources. The Company also incurred $1.0 million of acquisition costs. The fair value of the total consideration at the closing date of the acquisition and additional costs totaling $14.3 million has been allocated to the fair value of the assets acquired. All financial assets acquired and financial liabilities assumed were recorded at fair value. The fair value of the common share purchase warrants was estimated on the date of acquisition using a Black Scholes option pricing model with the following assumptions: dividend yield 0%; expected volatility 62%, risk-free rate of return 0.87%; and expected life of four years.

c)	Stock options and Restricted share units

The Company provides compensation to directors and employees in the form of stock options and RSUs.

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
		Weighted Average Exercise Price ($)	Amortized Value of options ($000s)		Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2018	3,618,509	11.34	15,758	127,750	791	16,549
Exercised option or vested RSU	(530,200)	12.60	(1,836)	(65,000)	(854)	(2,690)
Expired	-	-	-
Amortized value of stock based compensation	-	-	2,560	-	719	3,279
Outstanding June 30, 2018	3,088,309	11.13	16,482	62,750	656	17,138

Exercisable at June 30, 2018	1,214,420

	Options			RSUs		Total
		Weighted Average Exercise Price ($)	Amortized Value of options ($000s)		Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2017	3,701,595	11.76	14,653	125,500	98	14,751
Granted	605,000	13.14	-	65,000	136	136
Exercised option or vested RSU	(190,984)	11.87	(752)	(62,750)	(656)	(1,408)
Expired	(497,102)	16.47	(4,312)	-	-	(4,312)
Amortized value of stock based compensation	-	-	6,169	-	1,213	7,382
Outstanding December 31, 2017	3,618,509	11.34	15,758	127,750	791	16,549

Exercisable at December 31, 2017	1,721,287

The outstanding share options at June 30, 2018 expire at various dates between December 2018 and December 2022. A summary of options outstanding, their remaining life and exercise prices as at June 30, 2018 is as follows:

	Options Outstanding		Options Exercisable
Exercise price	Number	Remaining	Number
	outstanding	contractual life	Exercisable
12.91	99,800	3 months	99,800
$8.00	50,000	6 months	50,000
$10.36	400,000	9 months	400,000
$9.72	50,000	1 year 3 months	50,000
$9.00	425,000	1 year 10 months	-
$11.13	350,000	2 years 6 months	350,000
$13.52	100,000	2 years 6 months	100,000
$17.16	50,000	2 years 11 months	16,666
$17.14	50,000	3 years 2 months	-
$10.45	865,833	3 years 7 months	105,278
$13.14	605,000	4 years 6 months	-
$6.30	42,676	2 months to 2 years 8 months	42,676

	3,088,309		1,214,420

In December 2017, 605,000 five-year options with an exercise price of $13.14, to purchase common shares of the Company, with a fair value, at the date of the grant, of $4.1 million, were granted to members of the Board of Directors and management. Of these, 300,000 options were granted to board members that were subject to shareholder approval. At the end of the current quarter, and upon the approval of by shareholders the fair value was re-estimated. Vesting of these options is subject to the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction. The remaining 305,000 options were granted members of management and vest over a three year period. The fair value of these options is being amortized over the service life of the options.

In March 2016, 100,000 five-year options, with an exercise price of $13.52 and in August 2016, 50,000 options, with an exercise price of $17.14, to purchase common shares of the Company were granted to a members of management. The options had a fair value, at the grant date, of $0.7 million and $0.4 million respectively and vest over a two-year period.

In May 2016, 50,000 five-year options, with an exercise price of $17.16, to purchase common shares of the Company were granted to a new director of the Company. The options had a fair value of $0.5 million and vest upon the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction.

In December 2016, 890,833 five-year options with an exercise price of $10.45, to purchase common shares of the Company, with a fair value, at the date of the grant, of $4.9 million, were granted to members of the Board of Directors and management. The 575,000 options granted to board members were subject to shareholder approval which was obtained on June 27, 2017 at which time the fair value was re-estimated. Vesting of these options is subject to the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction. The remaining 315,833 options were granted to members of management and vest over a three year period. The fair value of these options is being amortized over the service life of the options.

Also in 2016, in conjunction with the acquisition of SnipGold, 54,968 stock options and 1,587 warrants with a combined fair value, at the date of the grant, of $0.6 million and has been included in the costs of the net assets acquired.

In 2016, the Board granted 125,500 RSUs to members of management. The fair value of the grants, of $1.3 million, was estimated as at the grant date and is being amortized over the expected service period of the grants. The expected service periods vary from three to eleven months from the date of the grant depending on certain corporate objectives being met. In 2016, 183,250 RSUs vested and were exchanged for common shares of the Company. Subsequent to December 31, 2016, 61,250 RSUs, of the 125,500 RSUs outstanding at the time, vested and were exchanged for common shares of the Company.

d)	Basic and diluted net loss per common share

For the three and six months ended June 30, 2018 and 2017 basic and diluted net loss per common share are computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. The potential effect of stock options, RSUs and warrants has been excluded from the calculation of diluted loss per common share as the effect would be anti-dilutive. At June 30, 2018 there was a total of 3,088,309 stock options and 62,750 RSUs outstanding (December 31, 2017 – 3,618,509 and 127,750 respectively).

In the six months ended June 30, 2018, 530,200 options were exercised for proceeds of $6.7 million and 65,000 RSUs vested. In total, 595,200 common shares were issued.

11.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at June 30, 2018 and December 31, 2017 are cash and cash equivalents, short-term deposits, amounts receivable, equity investments, and accounts payable and accrued liabilities. Other than investments, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 1 measurement. The Company’s equity investments are measured at fair value based on quoted market prices and are classified as a level 1 measurement.

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2018, the Company had a cash and cash equivalents of $6.0 million and short-term deposits of $22.2 million (December 31, 2017 - $4 million and $12.1 million, respectively) for settlement of current financial liabilities of $9.3 million (December 31, 2017 - $4 million). In May 2018, the Company closed a flow-through financing and issued 1,150,000 at $17.16 per common share for gross proceeds of $19.7 million. If required, the Company will seek additional sources of cash in 2018 to cover its proposed exploration and development programs at its key projects, in the form of equity financings and from the sale of non-core assets. The short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity. The Company's financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions.

Market Risk

(a) Interest Rate Risk

The Company has no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk. As at June 30, 2018 the Company had no foreign currency denominated financial instruments.

(c) Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $2.4 million in a gold exchange traded receipt that is recorded on the statement of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

12.	Corporate and administrative expenses

	Three months ended June 30		Six months ended June 30
($000s)	2018	2017	2018	2017
Employee compensation	717	727	1,706	1,565
Stock-based compensation	1,274	1,486	3,279	3,567
Professional fees	333	163	484	416
Other general and administrative	527	489	1,058	1,063
	2,851	2,865	6,527	6,611

13.	Related party disclosures

During the six months ended June 30, 2018, other than compensation paid to key management personnel, a private company controlled by an officer was paid $0.1 million (2017 - $0.1 million) for legal services rendered. During the current quarter the same private company controlled by the officer was paid $50,000 (2017 - $50,000). The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	Income taxes

In the six months ended June 30, 2018, the Company recognized income tax expense of $1.5 million (2017 - $0.6 million) reflecting the deferred tax liabilities arising from exploration expenditures, which are capitalized for accounting purposes but are renounced for tax purposes as well as current tax arising from the sale of non-core mineral interests. The renounced expenditures relate to the flow-through share issuance in April 2017, December 2017 and May 2018. The tax expense is partially offset by the tax recovery resulting from the loss in the current six-month period. In the three months ended June 30, 2018, the Company recognized income tax expense of $1.2 million (2017 - $0.4 million) reflecting the current quarter’s capitalized versus renounced treatment of exploration expenditures. The tax expense is partially offset by the tax recovery resulting from the loss in the current three-month period.